FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

April 17, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: April 17, 2007

NEWS RELEASE 07-10

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

Tyler Resources Appoints Gary Simmerman to the Board of Directors

Tyler Resources Inc. is very pleased to announce the appointment of Gary Simmerman, B.Sc. Engineering, to the Company’s Board of Directors, as it advances the Bahuerachi deposit towards development.  Mr. Simmerman’s hands-on experience in mine development in the US and Mexico over the last several years will be invaluable to the Company as it advances scoping study work and begins pre-feasibility at its 100% owned Bahuerachi copper (Mo, Ag, Au, Zn) bulk tonnage porphyry skarn deposit in Chihuahua State, Mexico.

Mr. Simmerman was recently appointed VP Engineering for Mercator Minerals Ltd., a Company currently building a 50,000 ton a day concentrator at its Mineral Park copper-molybdenum porphyry project which is in production in Arizona.  Prior to this, Mr. Simmerman was Executive Vice-President and Chief Operating Officer of Fronterra Copper Corp. which developed the Piedras Verdes copper open pit operation in Sonora State, Mexico, and Mexico’s latest open pit, bulk tonnage type mining operation.  Over the span of his career, Mr. Simmerman brings over 30 years of hands-on underground and open-pit engineering and development experience to the Board of Tyler Resources.

The Company is pleased to welcome Mr. Simmerman to its Board of Directors. His broad engineering and production background will make him an excellent addition to the wide-ranging qualifications of current directors as Tyler seeks to bring the Bahuerachi project from discovery to development.

Mr. Simmerman has been granted stock options under Tyler’s Stock Option Plan for 150,000 common shares for a period of five years commencing on April 16, 2007 and at an exercise price of $0.56 per share.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.